Filed by Lakeshore Acquisition I Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lakeshore Acquisition I Corp.

Commission File No. 001-40474

Date: November 29, 2022

ProSomnus Reports Third Quarter Financial Results and Provides Corporate Update

Generated record quarterly revenues, and expects merger with Lakeshore Acquisition I Corp. to close in the fourth quarter of 2022

Company Updates 2022 Revenue Guidance to range of $19.0 - $19.5 million for full year 2022

San Francisco, CA, November 28, 2022 – ProSomnus (“the Company”), a pioneer in precision medical devices for the treatment of Obstructive Sleep Apnea (“OSA”), today announced results for the third quarter ended September 30, 2022 and provided a business update.

Recent Highlights

•	Record revenues for the first nine months of 2022 of $13.6 million, a 40.6% year-over-year. Revenues in the third quarter were $5.0 million, also a record.
•	Gross margins for the first nine months of 2022 were 52.6% compared to 52.2% in the first nine months of 2021. Gross margins were 49.2% in the third quarter, with inflationary pressures on material expenses largely offset by productivity gains enabled by automation initiatives.
•	In August, signed definitive agreement for $30 million convertible notes to support the pending merger with Lakeshore Acquisition I Corp. (“Lakeshore”), which is expected to close in the fourth quarter for 2022.
•	In September, announced that the Company’s EVO Device is reimbursable by Germany’s public health system.
•	In September, enrolled first patients in our FDA reviewed, landmark, Severe OSA Study (“SOS”) study.
•	Completed enrollment in the Frontline OSA Treatment (“FLOSAT”) study, a head to head cross over study that compares the effectiveness of treatment with ProSomnus devices versus CPAP.
•	In October, received FDA 510(k) clearance for the EVO [PH] Sleep and Snore device.

“ProSomnus made meaningful strategic, operational, and financial progress during the third quarter. Our team delivered record quarterly revenues while advancing the ProSomnus precision oral appliance therapy (“OAT”) as a leading treatment for obstructive sleep apnea, a highly prevalent and dangerous disease,” said Len Liptak, ProSomnus Co-Founder and Chief Executive Officer. “We continue to accumulate a growing body of evidence that supports our precision OAT as a more effective and patient preferred treatment for OSA that addresses the limitations of current therapies. With our sights set on accelerating growth, we look forward to completing the pending merger with Lakeshore Acquisition I Corp., a transaction that will provide access to the funding for our strategic goal of disrupting the massive market for OSA treatment by meeting the needs of patients, physicians and dental sleep medicine providers who seek a simply better option.”

ProSomnus’s strong revenue growth in both the third quarter and the first nine months of 2022 was driven by continued prescription growth as sleep physicians and dental sleep medicine providers increasingly recognize that the Company’s precision OAT devices provide better adherence and overall efficacy than other therapies such as CPAP, dental laboratory products, and airway stimulation implants.

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

Gross margins for the first nine months of 2022 increased approximately 50 basis points year-over-year due to manufacturing efficiencies, partially offset by a decrease of approximately 300 basis points in the third quarter due to supply chain inflationary pressures.

“ProSomnus has a clear leadership position in the emerging precision OAT category, and is now focused on bringing its highly effective, patient-preferred therapy to more patients suffering from a disease with serious consequences if left untreated,” said Laing Rikkers, ProSomnus Co-Founder and Executive Chairman. “Our proprietary manufacturing technology allows us to manufacture personalized, highly effective, and patient-preferred devices, a key advantage which has been the cornerstone of our success to date. Our commercial team in turn has done an exceptional job raising awareness with providers and patients who directly benefit from the technology, which will be instrumental to the next phase of growth. We are also excited to continue the development of our next generation precision intraoral device which, importantly, features remote patient monitoring. This unique feature will allow sleep physicians the ability not only to treat but also to manage the disease more effectively. We believe this capability will be a sea change in OSA disease management.”

Pending Merger Agreement with Lakeshore

ProSomnus management expects the business combination agreement with Lakeshore Acquisition I Corp. to close in the fourth quarter of 2022. A vote by Lakeshore shareholders to approve the merger is to be held during an extraordinary general meeting on Friday, December 2, 2022 at 10:00 am Eastern Time. A copy of the proxy statement may be found on the SEC website at www.sec.gov. Proceeds from the transaction will be used to drive commercialization, clinical affairs, and manufacturing and supply chain efficiencies.

Updated Revenue Guidance

Adjusted for deal timing, the Company now projects full year 2022 revenues to be in the range of $19.0 - $19.5 million.

About OSA

OSA is the recurring collapse of the airway during sleep, resulting in oxygen shortages and abrupt awakenings accompanied by gasping or choking. In addition to daytime sleepiness, OSA is associated with serious comorbidities, including heart failure, stroke, hypertension, morbid obesity and type 2 diabetes. Patients with untreated OSA are 23 times more likely to suffer a heart attack and four times more likely to have a stroke. It is estimated that more than one billion people worldwide and over 74 million people in North America suffer from OSA. Approximately 56 million of those 74 million people in North America are undiagnosed.

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

About ProSomnus

ProSomnus is the first manufacturer of precision, mass-customized Precision Oral Appliance Therapy devices to treat OSA, which affects over 74 million Americans and is associated with serious comorbidities, including heart failure, stroke, hypertension, morbid obesity and type 2 diabetes. ProSomnus’s patented devices are a more comfortable and less invasive alternative to Continuous Positive Airway Pressure (CPAP) therapy, and lead to more effective and patient-preferred outcomes. With more than 150,000 patients treated, ProSomnus’s devices are the most prescribed Precision Oral Appliance Therapy in the U.S. To learn more, visit www.ProSomnus.com.

In May 2022, ProSomnus entered a definitive merger agreement with Lakeshore Acquisition I Corp. (Nasdaq: LAAA), a special purpose acquisition company. Upon closing, the combined company is expected to change its name to ProSomnus, Inc. and its Class A common stock is expected to be traded on the Nasdaq Capital Market under the symbol “OSA”.

Important Notice Regarding Forward-Looking Statements

This Press Release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions among Lakeshore Acquisition I Corp. (together with its successors, the “Purchaser”), LAAA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (the “Merger Sub”), ProSomnus, HGP II, LLC, a Delaware limited liability company, as the representative of the stockholders of ProSomnus, and RedOne Investment Limited, a British Virgin Islands company, as the representative of the stockholders of Purchaser, and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

Such risks and uncertainties include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Purchaser’s securities; (ii) the risk that the transaction may not be completed by Purchaser’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Purchaser; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the business combination agreement by the stockholders of Purchaser, the satisfaction of the minimum cash amount following any redemptions by Purchaser’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on ProSomnus’s business relationships, operating results and business generally; (vii) risks that the proposed transaction disrupts current plans and operations of ProSomnus; (viii) the outcome of any legal proceedings that may be instituted against ProSomnus or Purchaser related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Purchaser’s securities on a national securities exchange; (x) changes in the competitive industries in which ProSomnus operates, variations in operating performance across competitors, changes in laws and regulations affecting ProSomnus’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xii) the risk of downturns in the market and ProSomnus’s industry including, but not limited to, as a result of the COVID-19 pandemic; (xiii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (xiv) the inability to complete its convertible debt financing; (xv) the risk of potential future significant dilution to stockholders resulting from lender conversions under the convertible debt financing; and (xvi) risks and uncertainties related to ProSomnus’s business, including, but not limited to, risks relating to the uncertainty of the projected financial information with respect to ProSomnus; risks related to ProSomnus’s limited operating history, the roll-out of ProSomnus’s business and the timing of expected business milestones; ProSomnus’s ability to implement its business plan and scale its business, which includes the recruitment of healthcare professionals to prescribe and dentists to deliver ProSomnus oral devices; the understanding and adoption by dentists and other healthcare professionals of ProSomnus oral devices for mild-to-moderate OSA; expectations concerning the effectiveness of OSA treatment using ProSomnus oral devices and the potential for patient relapse after completion of treatment; the potential financial benefits to dentists and other healthcare professionals from treating patients with ProSomnus oral devices and using ProSomnus’s monitoring tools; ProSomnus’s potential profit margin from sales of ProSomnus oral devices; ProSomnus’s ability to properly train dentists in the use of the ProSomnus oral devices and other services it offers in their dental practices; ProSomnus’s ability to formulate, implement and modify as necessary effective sales, marketing, and strategic initiatives to drive revenue growth; ProSomnus’s ability to expand internationally; the viability of ProSomnus’s intellectual property and intellectual property created in the future; acceptance by the marketplace of the products and services that ProSomnus markets; government regulations and ProSomnus’s ability to obtain applicable regulatory approvals and comply with government regulations, including under healthcare laws and the rules and regulations of the U.S. Food and Drug Administration; and the extent of patient reimbursement by medical insurance in the United States and internationally. A further list and description of risks and uncertainties can be found in Purchaser’s initial public offering prospectus dated June 10, 2021 and in Purchaser’s quarterly reports on Form 10-Q and annual reports on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) subsequent thereto and in the Registration Statement on Form S-4 and proxy statement that has been and will be filed with the SEC by the Purchaser in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Purchaser, Merger Sub, ProSomnus, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the transaction described herein, Purchaser has and will file relevant materials with the SEC, including a Registration Statement on Form S-4 and a proxy statement. The proxy statement and a proxy card were mailed to stockholders as of the record date established for voting at the stockholders’ meeting relating to the proposed transactions. The Registration Statement on Form S-4 and proxy statement may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to Purchaser at 667 Madison Avenue, New York, NY 10065.

INVESTORS AND SECURITY HOLDERS OF PURCHASER ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT PURCHASER WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PURCHASER, PROSOMNUS AND THE TRANSACTIONS.

Participants in Solicitation

Purchaser, Merger Sub, ProSomnus, certain stockholders of ProSomnus, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Purchaser common stock in respect of the proposed transaction. Information about Purchaser’s directors and executive officers and their ownership of Purchaser’s ordinary shares is set forth in Purchaser’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation is included in the proxy statement pertaining to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination or any other matter and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Purchaser, ProSomnus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Investor Contact
Mike Cavanaugh
ICR Westwicke
Phone: +1.617.877.9641
Email: Mike.Cavanaugh@westwicke.com

Media Contact
Kyle Evans
ICR Westwicke
Phone: +1.646.277.1295
Email: Kyle.Evans@westwicke.com

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com